Sichenzia Ross Friedman Ference LLP
61 Broadway New York NY 10006
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

December 4, 2007

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris BioTechnologies, Inc.
Registration Statement on Form SB-2
Filed September 20, 2007
File No. 333-142076

Dear Mr. Mumford:

This firm represents Iris BioTechnologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s Amendment No. 5 to the Registration Statement on Form SB-2. Below please find our responses to your November 14, 2007 comment letter:

Prospectus Summary, page 5

1.
We note your new disclosure in the fourth paragraph on page 26 indicating that you may modify the intended use of your product. Please balance your disclosure about the intended use of your product in second paragraph of the summary with an equally prominent summary of this potential modification and the reasons the modification may be required.

Response

We have revised the second paragraph in the Prospectus Summary to balance the disclosure about the intended use of the Company’s products with a summary of the potential modification and the reasons the modification may be required.

Financial Statements, page F-1

2.	Please update the financial statements and other relevant sections of the filing to comply with Item 310(g) of Regulation S-B. An updated accountant’s consent should also be included.

Response

We have updated the financial statements and other relevant sections of the filing and provided and updated consent from the Company’s auditors.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder